Exhibit 12

General Motors Acceptance Corporation

     Ratio of Earnings to Fixed Charges

Three Months Ended March 31, ($ in millions)	2005	2004
Earnings
Consolidated net income	$728	$764
Provision for income taxes	375	446
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	3	2

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	1,106	1,212
Fixed charges	2,942	2,211

Earnings available for fixed charges	4,048	3,423
Fixed charges
Interest, discount, and issuance expense on debt	2,917	2,190
Portion of rentals representative of the interest factor	25	21

Total fixed charges	$2,942	$2,211
Ratio of earnings to fixed charges	1.38	1.55